Exhibit 12
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2008	2007	2006	2005	2004
Income from continuing operations before allocation to minority interests	$38,566	$43,622	$36,844	$7,306	$14,287

Fixed Charges	115,574	119,210	119,299	114,686	102,218

Earnings	$154,140	$162,832	$156,143	$121,992	$116,505

Interest incurred	96,606	100,206	100,404	97,894	88,985
Amortization of deferred financing costs	2,824	2,864	2,757	2,818	2,169
Perpetual Preferred OP unit Distributions	16,144	16,140	16,138	13,974	11,248

Fixed Charges	$115,574	$119,210	$119,299	$114,686	$102,402

Earnings/Fixed Charges	1.33	1.37	1.31	1.06	1.14